1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

February 21, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:   Lisa N. Larkin, Esq.

Re:   Schwab Capital Trust (File Nos. 033-62470 and 811-07704) (the “Registrant”)

Dear Ms. Larkin:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 198 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 199 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on December 16, 2019. PEA No. 198 related to: (i) adding an additional sub-adviser for Laudus International MarketMasters Fund; and (ii) making certain changes to the principal investment strategies of Schwab MarketTrack All Equity Portfolio, Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio, and Schwab Dividend Equity Fund. The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on February 5, 2020.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 198, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: In Schwab Active Equity Funds’ prospectus, Schwab Large-Cap Growth Fund discloses an 80% investment policy that “the fund invests at least 80% of its net assets (including, for this purpose, any borrowings for investment purposes), in large-cap stocks of U.S. companies.” (emphasis added). Other funds included in the prospectus also disclose a similarly worded 80% investment policy. Rule 35d-1 under the 1940 Act defines “assets” to mean “net assets, plus the amount of any borrowings for investment purposes.” (emphasis added). Please confirm supplementally that the Registrant treats the above-emphasized phrases as being synonymous for purposes of determining compliance with Rule 35d-1 and each fund’s 80% investment policy.

February 21, 2020 Page 2

Response: The Registrant hereby confirms that, for each fund, it interprets the phrase “including, for this purpose, any borrowings for investment purposes” as synonymous with the phrase “plus the amount of any borrowings for investment purposes” for purposes of determining compliance with Rule 35d-1 and each fund’s 80% investment policy.

2.

Comment: In the “Fund Details” section of Laudus International MarketMasters Fund’s prospectus, the fourth sentence of the paragraph describing the stock selection process employed by Ballie Gifford Overseas Limited (“Ballie Gifford”) states that “[v]ery long holdings periods require a different approach to ownership which benefits from the culture and stability of Ballie Gifford’s partnership structure.” Please supplementally explain what this statement means and clarify the connection between “very long holdings periods” and Ballie Gifford’s “partnership structure.” Please also consider modifying and/or supplementing this disclosure to clarify this point to readers.

Response: The Registrant has removed the referenced sentence from the prospectus.

3.

Comment: In the “Fund Details” section of Laudus International MarketMasters Fund’s prospectus, the eighth sentence of the paragraph describing the stock selection process employed by Ballie Gifford states that “Ballie Gifford uses a proprietary fundamental research framework which focuses analysis on a company’s transformational growth prospects, durable edge, stewardship and financial strength.” Please provide additional disclosure with a plain English definition of the phrase “durable edge.”

Response: The Registrant has revised the referenced disclosure to replace “durable edge” with the phrase “sustainability of its competitive advantage.”

4.

Comment:   In Schwab MarketTrack Portfolios’ prospectus, the principal investment strategies disclosure for Schwab MarketTrack All Equity Portfolio notes that “[t]he fund’s target allocation is 100% in stock investments, with certain percentages for different segments of the stock market.” The principal investment strategies disclosure further notes that “[t]he fund intends to invest in a combination of underlying funds; however, the fund may invest directly in equity and fixed income securities and money market securities.” Given that the fund’s name includes the phrase “All Equity” and that the fund’s target allocation is 100% in stock investments, please delete the reference to investing directly in fixed income securities and money market securities to resolve this seemingly conflicting principal investment strategy disclosure.

Response: The Registrant notes that the referenced disclosure regarding direct investments in fixed income securities and money market securities has been deleted as

February 21, 2020 Page 3

requested and replaced with the following disclosure: “the fund may invest directly in individual securities consistent with the fund’s investment strategy.”

5.

Comment: In the “Fund Details” section of Schwab MarketTrack Portfolios’ prospectus, the “Investment Strategies” disclosure notes that “[t]hese underlying funds may include equity, fixed income and money market funds…” and the disclosure further notes that “[e]ach fund intends to invest in a combination of underlying funds; however, a fund may invest directly in equity and fixed income securities and money market securities.” Please revise this disclosure to (i) clarify that the disclosure regarding fixed income and money market funds and securities is inapplicable to Schwab MarketTrack All Equity Portfolio, or (ii) otherwise clarify that such fixed income and money market investments will be made in a manner consistent with each fund’s principal investment strategies and policies.

Response: The Registrant notes that the referenced disclosure has been revised in a manner consistent with the comment by adding disclosure to clarify that such direct investments would be made by a fund in a manner “consistent with the fund’s investment strategy.”

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen